APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Colorado Cherry Co Pie & Provisions LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
40000 Sales	40,019.94
Total Income	**$40,019.94**
Cost of Goods Sold	
50000 Cost of Goods Sold	3,439.75
Total Cost of Goods Sold	**$3,439.75**
GROSS PROFIT	**$36,580.19**
Expenses	
60400 Bank Charges & Fees	0.00
63400 Interest Paid	500.00
64300 Meals & Entertainment	127.27
64700 Payroll Service Expense	4,465.28
64710 Supplies	1,442.37
64900 Office Supplies & Software	776.10
64930 Small Equipment	7,728.01
66500 Postage & Shipping	148.90
66700 Legal & Professional Services	0.00
67100 Repairs & Maintenance	413.79
68000 Taxes & Licenses	1,656.50
690000 Depreciation	100,679.00
Total Expenses	**$117,937.22**
NET OPERATING INCOME	**$ -81,357.03**
NET INCOME	**$ -81,357.03**

Colorado Cherry Co Pie & Provisions LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Commercial Free Chec	34,041.01
Total Bank Accounts	**$34,041.01**
Other Current Assets	
13000 Inventory Asset	8,262.00
14995 Uncategorized Asset	0.00
15000 Improvements in Process	11,166.00
Total Other Current Assets	**$19,428.00**
Total Current Assets	**$53,469.01**
Fixed Assets	
15200 Leasehold Improvements	54,033.62
15300 Machinery & Equipment	29,212.26
15400 Furniture & Fixtures	17,432.92
15900 Accumulated Depreciation	-100,679.00
Total Fixed Assets	**$ -0.20**
TOTAL ASSETS	**$53,468.81**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
22000 Capital One CC	944.82
Total Credit Cards	**$944.82**
Other Current Liabilities	
23000 Sales Tax Payable	-0.23
27000 Loan from Owner	0.25
Total Other Current Liabilities	**$0.02**
Total Current Liabilities	**$944.84**
Total Liabilities	**$944.84**
Equity	
30000 Opening Balance Equity	0.00
31110 Owner's Contributions -	66,940.00
31210 Contributions - Cash	66,941.00
32000 Retained Earnings	0.00
Net Income	-81,357.03
Total Equity	**$52,523.97**
TOTAL LIABILITIES AND EQUITY	**$53,468.81**

Colorado Cherry Co Pie & Provisions LLC

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-81,357.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
13000 Inventory Asset	-8,262.00
14995 Uncategorized Asset	0.00
15000 Improvements in Process	-11,166.00
15900 Accumulated Depreciation	100,679.00
22000 Capital One CC	944.82
23000 Sales Tax Payable	-0.23
27000 Loan from Owner	0.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**82,195.84**
Net cash provided by operating activities	**$838.81**
INVESTING ACTIVITIES	
15200 Leasehold Improvements	-54,033.62
15300 Machinery & Equipment	-29,212.26
15400 Furniture & Fixtures	-17,432.92
Net cash provided by investing activities	**$ -100,678.80**
FINANCING ACTIVITIES	
30000 Opening Balance Equity	0.00
31110 Owner's Contributions -	66,940.00
31210 Contributions - Cash	66,941.00
Net cash provided by financing activities	**$133,881.00**
NET CASH INCREASE FOR PERIOD	**$34,041.01**
CASH AT END OF PERIOD	**$34,041.01**

Colorado Cherry Co Pie & Provisions LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
40000 Sales	33,310.34
40100 Pie Sales	0.00
40110 Pies - Sweet	407,710.78
40120 Pies - Savory	143,193.84
Total 40100 Pie Sales	**550,904.62**
40200 General Bakery	90,575.31
40300 Retail Sales	45,861.74
40400 Other Sales	61,848.52
Total 40000 Sales	**782,500.53**
Discounts/Refunds Given	-23,144.07
Total Income	**$759,356.46**
Cost of Goods Sold	
50000 Cost of Goods Sold	247,158.87
57000 Merchant Fees	25,210.82
Total 50000 Cost of Goods Sold	**272,369.69**
Total Cost of Goods Sold	**$272,369.69**
GROSS PROFIT	**$486,986.77**
Expenses	
50500 Contractors	517.00
60000 Advertising & Marketing	19,803.07
60001 Research & Development	86,500.00
60200 Car & Truck	2,406.59
60400 Bank Charges & Fees	113.24
61400 Charitable Contributions	204.95
62500 Dues & subscriptions	1,294.67
63300 Insurance	7,320.78
64300 Meals & Entertainment	6,093.92
64700 Payroll Service Expense	1,548.86
64710 Supplies	8,213.12
64720 BOH Supplies & Materials	2,337.46
64900 Office Supplies & Software	2,400.13
64930 Small Equipment	5,127.66
66000 Payroll Expenses	0.00
66040 Worker's Compensation	2.00
Total 66000 Payroll Expenses	**2.00**
66020 Salaries & Wages	158,330.72
66030 Payroll Tax Expense	22,652.80
66500 Postage & Shipping	351.68

Colorado Cherry Co Pie & Provisions LLC

Profit and Loss

January - December 2021

	TOTAL
66700 Legal & Professional Services	0.00
66710 Legal	3,350.00
66720 Accounting	5,249.00
66750 Payroll Fees	48.50
Total 66700 Legal & Professional Services	**8,647.50**
67000 Rent & Lease	53,496.72
67100 Repairs & Maintenance	4,206.45
68000 Taxes & Licenses	2,225.50
68400 Travel	1,713.31
68600 Utilities	0.00
68610 Internet	2,548.37
68620 Laundry	2,119.61
68630 Security	1,388.90
68640 Electric	5,200.17
Total 68600 Utilities	**11,257.05**
690000 Depreciation	130,995.38
69995 Ask My Accountant	-529.65
Employee Benefits (deleted)	0.00
Total Expenses	**$537,230.91**
NET OPERATING INCOME	**$ -50,244.14**
Other Income	
71100 Rebates & Rewards	959.92
71200 Other Income	84,369.49
Total Other Income	**$85,329.41**
Other Expenses	
81000 Reconciliation Discrepancies	608.97
Total Other Expenses	**$608.97**
NET OTHER INCOME	**$84,720.44**
NET INCOME	**$34,476.30**

Colorado Cherry Co Pie & Provisions LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Commercial Free Chec	244,927.70
Cash on Hand	239.28
Total Bank Accounts	**$245,166.98**
Other Current Assets	
12000 Undeposited Funds	5,846.29
13000 Inventory Asset	1,974.75
14995 Uncategorized Asset	0.00
15000 Improvements in Process	0.00
Total Other Current Assets	**$7,821.04**
Total Current Assets	**$252,988.02**
Fixed Assets	
15200 Leasehold Improvements	137,833.62
15300 Machinery & Equipment	64,522.02
15400 Furniture & Fixtures	24,068.74
15500 Vehicles	5,250.00
15900 Accumulated Depreciation	-231,674.38
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$252,988.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
22000 Capital One CC	2,349.09
Total Credit Cards	**$2,349.09**
Other Current Liabilities	
23000 Sales Tax Payable	2,727.13
24100 Undistributed Tips	1,005.76
24995 Payroll Clearing	0.00
25000 Gift Cards	2,981.71
27000 Loan from Owner	102,917.06
Total Other Current Liabilities	**$109,631.66**
Total Current Liabilities	**$111,980.75**

Colorado Cherry Co Pie & Provisions LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
28000 Notes Payable	0.00
28001 Convertible Note	155,000.00
Allowance Asana Partners	0.00
Total 28000 Notes Payable	**155,000.00**
Total Long-Term Liabilities	**$155,000.00**
Total Liabilities	**$266,980.75**
Equity	
30000 Opening Balance Equity	0.00
31110 Owner's Contributions -	16,443.50
31120 Owner's Distr butions -	0.00
31210 Contributions - Cash	16,444.50
32000 Retained Earnings	-81,357.03
Net Income	34,476.30
Total Equity	**$ -13,992.73**
TOTAL LIABILITIES AND EQUITY	**$252,988.02**

Colorado Cherry Co Pie & Provisions LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	34,476.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
13000 Inventory Asset	6,287.25
14995 Uncategorized Asset	0.00
15000 Improvements in Process	11,166.00
15900 Accumulated Depreciation	130,995.38
22000 Capital One CC	1,404.27
23000 Sales Tax Payable	2,727.36
24100 Undistributed Tips	1,005.76
24995 Payroll Clearing	0.00
25000 Gift Cards	2,981.71
27000 Loan from Owner	102,916.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**259,484.54**
Net cash provided by operating activities	**$293,960.84**
INVESTING ACTIVITIES	
15200 Leasehold Improvements	-83,800.00
15300 Machinery & Equipment	-35,309.76
15400 Furniture & Fixtures	-6,635.82
15500 Vehicles	-5,250.00
Net cash provided by investing activities	**$ -130,995.58**
FINANCING ACTIVITIES	
28001 Notes Payable:Convertible Note	155,000.00
Notes Payable:Allowance Asana Partners	0.00
31110 Owner's Contributions -	-50,496.50
31120 Owner's Distr butions -	0.00
31210 Contributions - Cash	-50,496.50
Net cash provided by financing activities	**$54,007.00**
NET CASH INCREASE FOR PERIOD	**$216,972.26**
Cash at beginning of period	34,041.01
CASH AT END OF PERIOD	**$251,013.27**

I, Elias Lehnert, certify that:

1. The financial statements of Legacy Pie Co., LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Legacy Pie Co., LLC included in this Form reflects accurately the information reported on the tax return for Legacy Pie Co., LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Elias Lehnert*

Name: Elias Lehnert

Title: Owner